                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                  SCHEDULE TO

          Tender Offer Statement under Section 14(d)(1) OR 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           PRISM FINANCIAL CORPORATION
                       (Name of Subject Company (issuer))

                       PRISM ACQUISITION SUBSIDIARY, INC.
                              ROYAL BANK OF CANADA
                       (Name of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (including associated Rights)
                         (Title of Class of Securities)

                                   74264Q 10 8
                      (CUSIP Number of Class of Securities)
                           --------------------------
                                ROBERT K. HORTON
                              SENIOR VICE PRESIDENT
                              ROYAL BANK OF CANADA
                                 200 BAY STREET
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5
                                 (416) 974-5151
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
                           --------------------------
                                    COPY TO:
                            STEPHANIE TSACOUMIS, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                           1050 CONNECTICUT AVE., N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 955-8277
                           ---------------------------
                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                          AMOUNT OF FILING FEE
---------------------------------              ---------------------------------
$113,004,010                                   $22,600.80*

* Amount previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,600.80
Form or Registration No.: Schedule TO: File No. 005-57655
Filing Parties: Royal Bank of Canada; Prism Acquisition Subsidiary, Inc. Date Filed: March 22, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]



                               Page 1 of 10 Pages

-------------------------------------------------------------------------------------------------------------------------------
CUSIP NO.    74264Q 10 8                                  SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSON:                                                                     Royal Bank of Canada
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------------------------------------------------------

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                                         (a) [ ]
                                                                                                                        (b) [ ]
--------------------------------------------------------------------------------------------------------------------------------

3.           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------

4.           SOURCE OF FUNDS:
             WC
--------------------------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                                                                  [ ]
--------------------------------------------------------------------------------------------------------------------------------

6.           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                       Canada

--------------------------------------------------------------------------------------------------------------------------------

                                         7.         SOLE VOTING POWER:
               NUMBER OF                            14,428,412(1)
                                         ---------------------------------------------------------------------------------------
                SHARES                   8.         SHARED VOTING POWER:
             BENEFICIALLY                           0
                                         ---------------------------------------------------------------------------------------
             OWNED BY EACH               9.         SOLE DISPOSITIVE POWER:
               REPORTING                            14,428,412(1)
                                         ---------------------------------------------------------------------------------------
              PERSON WITH                10.        SHARED DISPOSITIVE POWER:
                                                    0
--------------------------------------------------------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON:                                                                                     14,428,412(1)
--------------------------------------------------------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES**                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    97.6%(1)(2)

--------------------------------------------------------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON:                                                                                       BK

--------------------------------------------------------------------------------------------------------------------------------

(1)       Includes 41,931 shares subject to guarantee of delivery.
(2) Based on 14,780,250 shares outstanding at April 19, 2000, as reported to Royal Bank of Canada and Prism Acquisition Subsidiary, Inc. by the transfer agent of the Issuer.


                               Page 2 of 10 Pages

---------------------------------------------------------------------------------------------------------------------------
CUSIP NO.    74264Q 10 8                                  SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSON:                                                        Prism Acquisition Subsidiary,
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                               Inc.
---------------------------------------------------------------------------------------------------------------------------

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                                    (a)  [ ]
                                                                                                                   (b)  [ ]
---------------------------------------------------------------------------------------------------------------------------

3.           SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------


4.           SOURCE OF FUNDS:
             AF

---------------------------------------------------------------------------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                                                              [ ]

---------------------------------------------------------------------------------------------------------------------------

6.           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                 Delaware

---------------------------------------------------------------------------------------------------------------------------


                                         7.         SOLE VOTING POWER:
               NUMBER OF                            14,428,412(1)
                                         ----------------------------------------------------------------------------------
                SHARES                   8.         SHARED VOTING POWER:
             BENEFICIALLY                           0
                                         ----------------------------------------------------------------------------------
             OWNED BY EACH               9.         SOLE DISPOSITIVE POWER:
               REPORTING                            14,428,412(1)
                                         ----------------------------------------------------------------------------------
              PERSON WITH                10.        SHARED DISPOSITIVE POWER:
                                                    0
---------------------------------------------------------------------------------------------------------------------------

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                                                      14,428,412(1)
             REPORTING PERSON:
---------------------------------------------------------------------------------------------------------------------------

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES**                                                                                  [ ]

---------------------------------------------------------------------------------------------------------------------------

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                97.6%(1)(2)

---------------------------------------------------------------------------------------------------------------------------

14.          TYPE OF REPORTING PERSON:                                                                                   CO

---------------------------------------------------------------------------------------------------------------------------

(1)        Includes 41,931 shares subject to guarantee of delivery.
(2) Based on 14,780,250 shares outstanding at April 19, 2000, as reported to Royal Bank of Canada and Prism Acquisition Subsidiary, Inc. by the transfer agent of the Issuer.



                               Page 3 of 10 Pages

                                   SCHEDULE TO

            This Amendment No. 2, constituting the final amendment (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO filed by Royal Bank of Canada, a Canadian commercial bank ("Parent"), and Prism Acquisition Subsidiary, Inc. (formerly, Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation and a wholly owned, indirect subsidiary of Parent ("Purchaser"), on March 22, 2000, as amended by Amendment No.1 thereto filed April 13, 2000 (as so amended, the "Schedule TO"). The Schedule TO relates to the third party tender offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Prism Financial Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement dated as of January 27, 2000 between the Company and LaSalle Bank National Association (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $7.50 per Share (such amount, the "Per Share Amount"), net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (and which, together with any amendments or supplements thereto, constitute the "Offer").

            This Amendment also amends the statement on Schedule 13D filed by Parent and Purchaser with the Securities and Exchange Commission on March 20, 2000 with respect to the beneficial ownership of certain Shares (the "Schedule 13D"). The Schedule 13D is incorporated herein by reference. Schedule I to the
Schedule 13D is hereby deleted and amended and restated in its entirety to read as set forth in Schedule I to this Amendment.


ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            The responses to Item 8 of the Schedule TO and Item 5(a) and (b) of the Schedule 13D are hereby amended and supplemented by the addition of the following:

            The Offer expired, as scheduled, at 12:00 midnight, New York
City time, on April 19, 2000. Based on information provided by the Depositary, approximately 14,428,412 Shares were validly tendered and not withdrawn pursuant to the Offer (of which 41,931 are subject to guarantee of delivery), which together represent approximately 97.6% of the issued and outstanding Shares. Purchaser has accepted for payment all such Shares.


ITEM 12.    EXHIBITS.

            The response to Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following:

            Exhibit(a)(9)    Press release issued by Parent on April 20, 2000.







                               Page 4 of 10 Pages

                                    SIGNATURE


            After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2000

                              PRISM ACQUISITION SUBSIDIARY, INC.

                              By: /s/ ROBERT K. HORTON
                                  --------------------------------------
                                  Name:  Robert K. Horton
                                  Title: Senior Vice President

                              ROYAL BANK OF CANADA

                              By: /s/ ROBERT K. HORTON
                                  --------------------------------------
                                  Name:  Robert K. Horton
                                  Title: Senior Vice President

                              By: /s/ JAMES T. RAGER
                                  --------------------------------------
                                  Name:    James T. Rager
                                  Title:   Vice Chairman, Personal and
                                           Commercial Banking



                               Page 5 of 10 Pages

                                  EXHIBIT INDEX


(a)(1)      Offer to Purchase, dated March 22, 2000.*

(a)(2)      Letter of Transmittal, dated March 22, 2000.*

(a)(3)      Notice of Guaranteed Delivery, dated March 22, 2000.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 22, 2000.*

(a)(5)      Letter to Clients, dated March 22, 2000.*

(a)(6)      Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.*

(a)(7) Press releases issued by Parent and the Company on March 10 and March 14, 2000.**

(a)(8)      Summary advertisement dated March 22, 2000.*

(a)(9)      Press release issued by Parent on April 20, 2000.

(b)         None.

(d)(1)      Merger Agreement, dated as of March 10, 2000, among Parent, the
            Company and Purchaser.*

(d)(2) Letter Agreement between Parent and the Company, dated as of January 31, 2000.*

(d)(3) Stockholders' Agreement, dated as of March 10, 2000, by and among Parent, Purchaser and the stockholders of the Company listed on
            Schedule I thereto.*

(d)(4) Employment Agreement, dated as of March 10, 2000, by and among the Company, Mark A. Filler and Parent.*

(d)(5) Employment Agreement, dated as of March 10, 2000, by and among the Company, David A. Fisher and Parent.*

(d)(6) Employment Agreement, dated as of March 10, 2000, by and among the Company, Eric A. Gurry and Parent.*

(g)         None.

(h)         None.


-----------------------------
* Incorporated by reference to the Schedule TO filed with the Securities Exchange Commission by Parent and Purchaser on March 22, 2000.

** Incorporated by reference to the Schedule TO relating solely to preliminary communications made before the commencement of a tender offer filed with the Securities Exchange Commission by Parent and Purchaser on March 14, 2000.



                              Page 6 of 10 Pages